EXHIBIT 99.7

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

This management’s discussion and analysis (“MD&A”) of financial position and results of operations of Mercator Minerals Ltd. together with its subsidiary (“Mercator” or the “Company”) is for the year ended December 31, 2009, with comparisons to December 31, 2008.  Unless otherwise noted, all information is current to March 31, 2010, and all currency amounts are in US dollars. The discussion and analysis is intended to complement and supplement the Company’s Consolidated Financial Statements and notes thereto for the year ended December 31, 2009 (the “Financial Statements”) and, therefore, should be read together with the Financial Statements.  These Financial Statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).

Forward Looking Statements

This MD&A may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.  (See “Risk Factors” below). Securities laws encourage companies to disclose forward-looking information so that investors can obtain a better understanding of the company’s future prospects and make informed investment decisions.  This MD&A contains forward-looking statements within the meaning of applicable Canadian securities legislation, including the Securities Act (British Columbia), relating to our objectives, plans, strategies, financial condition and results of operations. Forward-looking statements may include words such as “estimated”, “progressing”, “may”, “expect”, “will”, “continue”, “believe” and other similar expressions, as they relate to the Company or its management, all of which are intended to identify forward-looking statements.

It is important to note that: (1) unless otherwise indicated, forward-looking statements indicate our expectations as at March 31, 2010 (2) our actual results may differ materially from our expectations if known and unknown risks or uncertainties affect our business, or if estimates or assumptions prove inaccurate; (3) we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (4) except as required by applicable securities legislation, we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this MD&A, the Company has applied several material assumptions, including but not limited to, the assumption that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) the current copper leach operations at Mineral Park remain viable operationally and economically; (3) the Phase 4 milling expansion of Mineral Park will be viable operationally and economically and proceed as expected; and (4) any additional financing needed will be available on reasonable terms.  Other risks and assumptions are discussed throughout this MD&A and, in particular, in “Critical Accounting Estimates” and “Risks and Uncertainties” sections.

Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among others: (1) metal price volatility; (2) economic and political events affecting metal supply and demand; (3) securing and the nature of regulatory permits and approvals; (4) the ongoing availability and cost of operational inputs including expertise, labor, reagents, water, power and equipment; (5) fluctuations in ore grade, operating costs or ore tons milled; (6) geological, technical, mining or processing problems; and (7) future changes in the life-of-mine plan and/or the ultimate pit design.  For a more comprehensive review of risk factors, please refer to

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

the “Risks and Uncertainties” section.  Except as required by applicable securities legislation, the Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise.  Readers are cautioned not to put undue reliance on these forward-looking statements.

National Instrument 43-101 Compliance

Unless otherwise indicated, Mercator has prepared the technical information in this MD&A (“Technical Information”) based on information contained in the technical reports and news releases (collectively the “Disclosure Documents”) available under either the Mercator Minerals Ltd. or the Stingray Copper Inc. company profile on SEDAR at www.sedar.com. Each Disclosure Document was prepared by or under the supervision of a qualified person (a “Qualified Person”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”).  Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information.  Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability.  The Disclosure Documents are each intended to be read as a whole, and sections should not be read or relied upon out of context.  The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The disclosure in this MD&A of all technical information has been prepared under the supervision of Gary Simmerman, BSc, Mining Eng. FAusIMM, Mercator’s Vice-President Engineering, and Mike Broch, BSc, Geology, Msc, Economic Geology, FAusIMM, the Company’s Vice-President Exploration, each of whom are Qualified Persons under NI 43-101.

The common shares of the Company trade on the Toronto Stock Exchange (symbol: ML).

Introduction

The following discussion and analysis of the operating results and financial position of the Company should be read in conjunction with the attached Financial Statements of the Company which have been prepared in accordance with Canadian GAAP.  Effective January 15, 2005, the functional currency of the Company was changed from the Canadian to the United States dollar. Concurrent with this change in functional currency, the Company adopted the United States dollar as its reporting currency. This resulted from a change in the nature of the business as all sales and the majority of expenses occur in United States dollars. The change was effected by translating assets and liabilities, at the end of prior reporting periods, at the existing United States/Canadian dollar foreign exchange spot rate, while earnings, losses and shareholders’ equity were translated at historic rates.

Overall Performance and Strategy

The Company is a diversified natural resource company engaged in the mining, exploration, development and operation of its mineral properties in Arizona, U.S.A. and Mexico.   The Company’s principal assets are the 100% owned Mineral Park Mine (“Mineral Park”), a producing copper mine located near Kingman, Arizona, and the El Pilar development project located in Northern Mexico.  The Company acquired 100% of the shares of Mineral Park Inc. (then known as Equatorial Mineral Park, Inc.) (“MPI”) from Equatorial Mining North America, Inc. (“EMNA”) in 2003, and the El Pilar project

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

in 2009, when completing the acquisition of all of the shares of Stingray Copper Inc., by way of a plan of arrangement.  The main focus of the Company is the expansion of its copper production at Mineral Park to generate cash flow to fund the Company’s business plans.  In 2010, the Company anticipates continuing to focus its resources and its efforts to increase production at Mineral Park and to complete engineering and permitting at the El Pilar project.

Progress in 2009

During 2009, the Company completed the construction and commissioning of the 25,000 ton per day (“TPD”) Stage 1, Phase 4 expansion program at the Mineral Park Mine, achieving commercial production in April 2009.  In addition to completing the construction and commencing operations of Stage 1 of the Phase 4 expansion program at Mineral Park, 80% of the 50,000 ton per day Stage 2 of the Phase 4 expansion has been completed to date.

During 2009, the Company continued with the commissioning and circuit optimization of the 25,000 TPD Stage 1 at Mineral Park.  In January 2009, the Company made the first shipment of copper concentrate shipments from the Mineral Park Mine.

In April 2009, the Company achieved commercial production and made the first shipment of silver to an affiliate of Silver Wheaton Corp. ("Silver Wheaton") under the agreement entered into for the sale of silver production in 2008 (the "Silver Purchase Agreement").

On December 21, 2009, Mercator completed a business combination with Stingray Copper Inc. ("Former Stingray"), a company formerly listed on the Toronto Stock Exchange, by way of plan of arrangement (the "Arrangement") under the Canada Business Corporations Act.  Under the Arrangement, Former Stingray amalgamated with a subsidiary of Mercator (which subsidiary was formed for the purposes of the Arrangement) to form a corporation under the name "Stingray Copper Inc." ("Stingray") and each common share of Former Stingray was exchanged for 0.25 of one common share of Mercator and options exercisable to purchase Former Stingray common shares were exchanged for options exercisable to purchase Mercator common shares on the same exchange ratio.

Upon completion of the Arrangement, Stingray became a wholly-owned subsidiary of Mercator.

Modifications to the milling circuit throughout start-up year 2009 include changing out an underperforming SAG Mill motor and a well field pump motor, rougher down draft tube extensions, redesigned Quinn moly cells, conditioning tank re-plumbing, reduced SAG mill discharge grate opening size, modified dart boxes on copper-moly feed cleaner cells, replaced tails thickener drive mechanism, recycle moly thickener into copper-moly thickener, added nitrogen system to moly rougher circuit, constructed dry NaSH mixing system, added four molybdenum column cells, and added three copper column cells.  The Company also took delivery of a new Cat 992 front end loader and a new 100 ton Terex haul truck for purposes of the Stage 1.5 expansion.

In December 2009, two separate outside consultants were hired to evaluate improving molybdenum recovery in the copper - molybdenum rougher flotation cells.  Their recommendations included installing a lime trim system for fine tuning the lime addition, modifying locations of collector additions, adding collector day tanks, flow control valves, flow meters and PLC automation, all of these having been modified at this time.  Additionally, they recommended additional residence time be added in the

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

rougher circuit.  Lab and plant testing residence time have shown significant additional recovery will be obtained by adding additional rougher flotation cells.  Six additional rougher tanks have been ordered and are scheduled for delivery in the second and third quarter.

For start-up year 2009, mill availability averaged 88.7%  Mill tonnage throughput averaged 20,057 tpd versus 25,000 tpd design, however the last half of the year averaged 22,124 tpd, with the last quarter averaging 23,235 tpd and December averaging 25,963 tpd.  The main reason for achieving less than design throughput include the underperforming SAG mill motor, sometimes being water limited as the tailings area dryness soaked up much of the recycle water until the entire area had been wetted, and being amperage limited in the SAG mill when running some harder ore types.  The underperforming SAG mill motor has been changed and is operating as designed, being water limited has been solved with an additional well being placed online, and being amperage limited is attenuated with blending harder with softer ores.

Copper flotation recovery for the entire year averaged 73% or 91% of design recovery while molybdenum flotation recovery averaged 48.5% or 65% of its design recovery.  As disclosed above, the testwork indicates to achieve full design recoveries additional residence time is needed which will require additional rougher tanks and cleaner flotation cells.  Plant testing is in progress to identify the extent of additional residence time that is needed.  The engineering and procurement for these tanks is also in progress.

Initiation of Stage 1.5 expansion (mill production capacity increasing to 30,000 to 35,000 tons per day) commenced in October. The expansion efforts for Stage 1.5 consists mainly of the commissioning of the second SAG mill, the second tailing thickener and accompanying pressure reducing station line, the 3.2 million gallon process water storage tank and installing approximately 12 miles of 26 inch water line and an additional water well to upgrade the water system.  At year end, the second SAG mill, second tailings thickener and water system was 95%, 95%, and 65% complete respectively.  This work will be complete in the first quarter of 2010.

The copper market has strengthened through 2009 from the levels hit at the end of the last half of 2008. The price of copper was $1.39 per pound in December 2008 and $3.33 in December 2009 (with a high of $3.33 and low of $1.38 in 2009), with an average price over the year of $2.37.

On June 24, 2003, the Company completed the acquisition of MPI, the owner of Mineral Park pursuant to an agreement dated May 29, 2000, and amended and restated February 8, 2003 (the “Acquisition Agreement”) with EMNA.  Mineral Park is located in Northwest Arizona, in Mohave County in the Wallapai mining District and comprises approximately 6,418 acres of which 1,266 acres are patented mining claims, 3,561 acres are unpatented mining claims and 1,591 acres are fee land.  Current operations consist primarily of mining and milling of new ore, leach pad and dump leaching activities with recovery of copper from leach solution using conventional solvent extraction electro-winning (“SX-EW”) technology and the concentrate production through the mill facility.  In 2009, the milling operation was the primary source of copper production and the sole source of moly and silver production on the property.

Under the Acquisition Agreement EMNA transferred MPI with $1,324,000 representing the cash collateral held under the Mineral Park Reclamation Bond, approximately $920,000 currently held in Trust for the Aquifer Protection Bond, and additional cash for other bonding requirements and general

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

working capital, for a total of $2,753,000.  The $2,753,000 will be reimbursed by an unsecured net proceeds interest (“NPI”) in the Mineral Park Mine of 5% per quarter on cumulative revenue less cumulative cash operating expenses, as defined in the NPI agreement entered into at the time of the  Acquisition Agreement (NPI Agreement”).  The NPI is capped at $2,753,000 and is payable quarterly, based on fiscal quarters, within 45 days after the end of the fiscal quarter. The payments under the NPI do not commence until the gross proceeds, as calculated under the NPI agreement from the date of acquisition, first exceed the cumulative total of all costs as defined in the NPI Agreement.  The NPI is accounted for as contingent consideration as at the acquisition date.  At December 31, 2009, $1,457,332 (2008, $1,434,515 ) has been tendered to EMNA of which and an additional Nil (2008 - $22,816) has been accrued.  Of these amounts paid and accrued to December 31, 200, $889,180 (2008 - $889,180) has been recognized as a mineral property cost and in 2007 $568,152 reduced the previously accrued NPI liability.  It is anticipated that additional payments may be required to be made on the NPI during fiscal 2009, if revenue less cumulative cash operating expenses results in positive cash flow.

The principal metal produced by the Company in 2008 and 2009 was copper.  In addition revenue was generated from the sale of landscaping stone and the sale of turquoise.  Commencing in fiscal 2009, the Company commenced the production of copper, molybdenum and silver in concentrates.

Operations

Revenue of $88.697 million was derived from the Company’s shipped production totaling 24.1 million pounds of copper in concentrates (Nil – 2008), 1.6 million pounds of molybdenum in concentrates (Nil – 2008) and 0.154 million ounces of silver (Nil – 2008) and 4.4 million pounds of cathode copper during fiscal 2009, compared with net revenue of $29.178 million derived from the sale of 10.608 million pounds of cathode copper during fiscal 2008.  The Company did not produce any copper, molybdenum or silver in concentrates in 2008.  The increase in revenues was directly attributable to the commissioning and achieving of commercial production of the first stage of the Phase 4 expansion at Mineral Park, thereby providing for increased production.

The Company recorded a net loss of $17.581 million ($0.13 basic loss and diluted loss per share) for the year ended December 31, 2009 as compared to net a net loss of $28.33 million ($0.38 basic and diluted loss per share) reported in fiscal 2008. The reduced net loss recorded in 2009 as compared to 2008 was impacted by the expensing of costs associated with the $13.8 million in interest payments and accruals made on the Notes issued in 2007 (compared to $13.8 million in 2008), increased freight, smelting and refining charges of $19.65 million (compared to $Nil in 2008) mining and processing costs of $51.93 million (compared to $27.94 million in 2008) as a result of the commissioning and commencement of commercial operations at the newly constructed mill facility at Mineral Park during the year, the expensing costs associated with the start-up of the expansion at Mineral Park, the pre-strip and start-up activities associated with the milling facility and the expensing of previously capitalized costs incurred in connection with the in-process copper inventories on the leach pad, which have been reduced during the period, and an increase in the accretion expense for the Long term Note discount of $2.54 million ($2.49 million for 2008).

Investing activities used $39.14 million of cash resources during fiscal 2009, as part of the Company’s expansion program, the purchase of additional mining equipment and the purchase of components and the construction of the Stage 1.5 and Stage 2 of the Phase 4 concentrator mill facility at Mineral Park.  Net financing cash flow of $122.2 million includes net inflows from the proceeds of the sale of equity

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

issuances during the year and shares issued on the exercise of share purchase warrants and options during the year, compared to $41.2 million in net inflows from the proceeds of the sale of silver production to Silver Wheaton during the second quarter of 2008 and shares issued on the exercise of share purchase warrants and options during the prior year.

At December 31, 2009 the Company’s balance sheet comprised $62.19 million in cash and cash equivalents and working capital of $40.95 million, after capital expenditures of $39.19 million in the year, markedly improved when compared with $3.0 million in cash and cash equivalents and a working capital deficit of $25.35 million, after capital expenditures of $132.11 million for the prior year.

The Company has been the operator of Mineral Park since June 24, 2003, and has generated $203.537 million of revenue (including sales of landscaping materials) since that time. The average price for copper was approximately $2.37 per pound for the year ended December 31, 2009, as compared to $3.114 per pound for the year ended December 31, 2008. At the time of writing the copper price was approximately $3.54 per pound.

The copper market has strengthened through 2009 from the levels hit at the end of the last half of 2008. The price of copper was $1.39 per pound in December 2008 and $3.33 in December 2009 (with a high of $3.33 and low of $1.38 in 2009). It is not possible to forecast copper and molybdenum price trends, their impact on the Phase 4 development of the Mineral Park project, or future results from operations, however the current markets for copper and molybdenum, are in line with the projections used by the Company in evaluating the Phase 4 expansion program as supported by the December 2006 Preliminary Feasibility Study.  During much of 2008, the price for Molybdenum oxide was over $30 per pound.  The price declined dramatically during the fourth quarter of 2008 and the first quarter of 2009, when they fell below $8.00 per pound.  During the last half of 2009, the price for molybdenum rose sharply, trading above $18 per pound in late August, with the price remaining volatile for the balance of 2009, trending back below $12 at the end of the year.  At the start of 2010, the molybdenum price began to increase.  On February 22, 2010, molybdenum futures contracts commenced trading on the London Metal Exchange.  Prices for molybdenum have improved since, with the price recently trading at $17.50 per pound.

The Company is exposed to changes in copper prices. The Company’s cathode copper sales are recognized at the NYMEX average monthly price less graduated shipping and sales administrative discount of $0.035 for quantities under 300,000 pounds per month to $0.015 for quantities over 1,000,000 pounds per month. Given that the Company accounts for changes in copper price during the settlement period, gross copper sales will be favorably impacted in rising price markets and negatively impacted when copper prices decline.

The Company’s copper concentrate sales are recognized at LME average monthly prices for quotational period M+1 or M+4 (at the buyer’s discretion) when loaded on ship at the port of Guaymas, Mexico.  The Company is responsible for freight, insurance, smelting, and refining costs.  Current off-take agreements with metal brokers include 20,000 wmt per annum in years 2010-2012 with MRI and 50,000 wmt in 2010 with Trafigura.  A 75,000 wmt contract with MRI for 2009 has received ~63,000 wmt through December 31st.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

The Company’s molybdenum concentrate sales are recognized at world wide oxide prices less broker discounts at the time of delivery to the buyer.  Concentrate sales are FOB mine site.

The Company believes that in the near and medium term, given the recent increases in the prices of the commodities that it produces, the outlook for its operations will continue to improve.

There can be no assurance, however, that molybdenum demand will strengthen or that molybdenum prices will further improve.  Any significant weakness in demand or reduction in molybdenum prices may have a material adverse effect on the Company's operating results and financial condition.

Selected Annual Information

The following table sets forth and summarizes certain of the Company’s financial information on a consolidated basis for the last three fiscal years, prepared in accordance with Canadian GAAP.  This financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the Company’s consolidated financial statements, including the notes thereto, and Management’s Discussion and Analysis of Results of Operations and Financial Condition. The Company’s Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007 have been audited by BDO Canada LLP and are stated in US dollars.

Selected Consolidated Financial Information (Stated in thousands of US Dollars except per share amounts and number of common shares)
All in US$	As of Dec. 31, 2009 and the 12 Months Then Ended	As of Dec. 31, 2008 and the 12 Months Then Ended	As of Dec. 31, 2007 and the 12 Months Then Ended
Operating Revenues	$88,697	$29,178	$36,070
Working Capital (deficit)	40,951	(25,354)	102,361
Interest Income	170	1,522	5,736
Income (Loss) from Operations	(21,127)	(32,409)	(6,591)
Net Income (Loss)	(17,581)	(28,333)	(10,527)
Income (Loss) per Share
- Basic	(0.13)	(0.38)	(0.16)
- Diluted	(0.13)	(0.38)	(0.16)
Total Assets	381,060	249, 158	206,572

Net Assets	192,181	46,094	69,909
Total Liabilities	188,879	203,064	136,663
Share Capital	213,063	58,134	53,490
Common Shares Issued	193,704,778	74,805,417	74,141,279
Dividends Declared	-	-	-

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

Variations in Financial and Operating Results

As the Company only commenced operations at Mineral Park in June 24, 2003, variances in its quarterly and annual earnings (losses) are affected by sales or production-related factors. Variances by quarter reflect overall corporate activity and are also caused by factors which may not be recurring each quarter. The net loss incurred in each of 2009, 2008 and 2007 is a direct effect of the Company’s expansion plans and increased development activity at Mineral Park and a consequence of the interest payments made on the Notes issued by the Company earlier in 2007, to finance the construction of Stage 1 of the Phase 4 expansion program at Mineral Park, which when completed and operational, should lead to increased revenues and significantly higher production at Mineral Park. The increased costs of production in 2009, is a direct effect of the commencement of operations of the newly constructed mill facility at Mineral Park.  The increase in costs during 2008 relates to expensing of costs previously capitalized and recorded in in-process inventory.  2007 and 2008 were construction years and 2009 was the startup year for the newly constructed mill facility, and as such, results reported are not indicative of what are expected to be the results of future operations.

Results of Operations

2009 Compared to 2008

Revenues generated by the Company from metals sales and other items during the year ended December 31, 2009, totaled $88.697 million on the Company’s shipped production totaling 24.1 million pounds of copper in concentrates (Nil – 2008), 1.6 million pounds of molybdenum (Nil – 2008) and 0.154 million ounces of silver (Nil – 2008) and 4.4 million pounds of cathode copper during fiscal 2009, compared to revenues of $29.178 million and total production of 10.608 million pounds of copper in 2008.  Average realized price during the year ended December 31, 2009, was approximately $2.25 per pound of cathode copper produced, compared to $2.73 per pound for the corresponding period in 2008, and $2.64 per pound of copper in concentrates and $9.55 per pound of moly in concentrates produced.  The Company did not produce any copper, molybdenum or silver in concentrates in 2008.  None of the Company’s production during the recently completed period or subsequent thereto was or has been hedged.

For the year ended December 31, 2009, including non cash items, the Company reported a net loss, $17.58 million ($0.13 per share), compared with a net loss of $28.33 million ($0.38 per share) in 2008.  Excluding non cash items for stock based compensation expense of $5.36 million (2008 - $3.12 million), accretion expenses of $2.65 million (2008 - $2.66 million) and amortization of $8.53 million (2008 - $1.9 million), the Company recorded a net loss of $1.04 million compared with a net loss of $20.65 million for fiscal 2008.

The net losses for the year ended December 31, 2009 were adversely impacted by non cash charges for stock based compensation, interest payments made during the year on the equipment loans and the Notes issued by the Company in the first quarter of fiscal 2007, increased salaries and wages in connection with increased staffing levels in connection with the commissioning and commencement of commercial operations at the newly constructed mill facility at Mineral Park during the year, expensing costs associated with the start-up of the expansion at Mineral Park, the pre-strip and start-up activities associated with the milling facility and the expensing of previously capitalized costs incurred in connection with the in-process copper inventories on the leach pad, which have been reduced during

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

the period, and an increase in the accretion expense for the Long term Note discount of $2.55 million ($2.49 million for 2008).

There were no write-downs during the years ended December 31, 2009 and 2008.

Mining and processing expenses at Mineral Park increased to $51.9 million during 2009 as compared to $27.9 million in 2008.  Freight, smelting and refining charges were $19.65 million for 2009 ($nil for 2008).  The increase in these expenses during 2009 as compared to 2008 is a result of increased mining activity during the year, as a result of the commissioning and operation of the first stage of the Phase 4 expansion, requiring increased mining to deliver feed stock for the mill, and the initial production of concentrate materials from the operation of the first stage of the Phase 4 expansion at Mineral Park.  Additionally, the Company ceased to place new ore on the leach pads, in late May 2008.  Cathode copper was recovered from the in-process inventory contained in the leach pads and dumps during the current period, and expensing previously capitalized costs incurred in connection with the in-process copper inventories on the leach pad, which inventory levels have been reduced during the period.

Additionally, the staffing levels at Mineral Park have increased over the prior year levels, in connection with the commencement of milling operations, and the cost of the increased employee base and pre-stripping in connection with the increased operations and the expensing of costs associated with the milling facility is also reflected here.

During 2009, the Company incurred exploration and development expenses of $0.06 million compared to $0.4 million for 2008.

Administration costs were $12.88 million during the year ended December 31, 2009 compared to $13.56 million for the year ended December 31, 2008.   Excluding the non cash charge for stock based compensation during the year ended December 31, 2009, administration costs decreased by $2.93 million to $7.52 million from $10.44 million in 2008.

The Company incurred interest expense of $14.12 million during the year ended December 31, 2009 down from $15.13 million in 2008.  The decrease in interest expense was due mainly to the reduction in the number of equipment loans due to the repayment of a number of them during the year.

Interest income fell to $0.17 million during the year ended December 31, 2009 from $1.52 million during the prior year, reflecting lower average cash balances throughout 2009.

At December 31, 2009 the Company was holding an inventory of approximately 13.6 million pounds of copper (2008 – 15.98 million pounds of copper) in finished product and in-circuit copper.  As disclosed above, the Company ceased the placement of new ore on the leach pads, commencing late May 2008, and as a consequence, the inventory was reduced due to production for the last half of the year coming substantially from these inventories, thereby reducing inventory levels.

None of the Company’s production during the recently completed period or subsequent thereto was or has been hedged.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

The following table provides a detailed un-audited breakdown of unit costs and expenses at Mineral Park, Inc. by quarter for the fiscal year ended December 31, 2009, stated in US dollars.

	Total	Q1	Q2	Q3	Q4

Mill Feed	7,320,946	1,455,870	1,794,329	1,933,111	2,137,636
Stock Pile Ore	253,682	94,559	150,858	8,265	-
Leach Dump	2,037,391	137,142	698,258	169,148	1,032,843
Molybdenum Stockpile	0	-	-	-	-
Rehandle	0	-	-	-	-
Waste Mine	5,460,786	968,001	1,156,457	1,826,714	1,509,614
Total Mined	15,072,805	2,655,572	3,799,902	3,937,238	4,680,093

Copper Cathode Production	4,403,575	1,175,128	1,224,467	1,119,628	884,352
Copper Concentrate Production (shipped)	24,141,573	4,194,411	7,867,241	6,153,449	5,926,471
Molybdenum Concentrate Production (shipped)	1,655,806	52,950	418,987	537,594	646,276
	-	-	-	-
Revenue	90,082,731	6,347,222	21,525,621	26,357,255	35,852,634
Freight, Smelting & Refining	19,589,944	1,539,367	5,169,503	4,171,747	8,709,328
Net Smelter Return	70,492,787	4,807,855	16,356,118	22,185,507	27,143,306

Mining	17,646,263	2,895,703	3,399,142	5,194,760	6,156,659
Processing	44,369,459	7,080,715	13,671,047	11,936,030	11,681,667
Development & Expansion	49,743	34,793	14,950	-	-
Administration	6,564,862	1,448,923	1,685,934	1,960,355	1,469,651
Total Direct Operating Costs	68,630,328	11,460,134	18,771,072	19,091,144	19,307,977
Inventory Adjustment	4,238,975	1,111,004	1,158,157	1,092,810	877,004
Total Operating Costs	72,869,303	12,571,138	19,929,229	20,183,954	20,184,981
EBITDA	(2,376,516)	(7,763,283)	(3,573,111)	2,001,553	6,958,325

Net Interest Expense	17,239,574	4,215,474	4,448,262	4,307,719	4,268,118
Depreciation & Amortization	9,558,454	485,446	2,636,668	2,706,639	3,729,701
Taxes & Net Proceeds	(3,165,967)	(462)	-	0	(3,165,506)
Total Indirect Costs	23,632,061	4,700,459	7,084,930	7,014,359	4,832,313
Total Operating Costs	116,091,308	18,810,964	32,183,662	31,370,060	33,726,621

Direct Cost Per Ton Material
Freight, Smelting, and Refining	1.30	0.58	1.36	1.06	1.86
Mining	1.17	1.09	0.89	1.32	1.32
Processing	2.94	2.67	3.60	3.03	2.50
Administration	0.44	0.55	0.44	0.50	0.31
Total Direct Cost Per Ton	4.55	4.88	6.30	5.91	5.99

Direct Cost Per # Copper Produced
Freight, Smelting, and Refining	0.69	0.29	0.57	0.57	1.28
Mining	0.62	0.54	0.37	0.71	0.90
Processing	1.55	1.32	1.50	1.64	1.72
Administration	0.23	0.27	0.19	0.27	0.22
Total Direct Cost Per Pound	2.40	2.41	2.63	3.20	4.11
Copper in Inventory Adjustment	0.15	0.21	0.13	0.15	0.13
Direct Cost Per # Copper Adjusted for Inventory	2.55	2.62	2.76	3.35	4.24

Inventory Adjustment (copper concentrate)	8,030,757	0	5,180,339	4,636,375	(1,785,957)

Revenue	92,086,711	6,347,222	21,525,621	27,476,883	36,736,986
CU pounds sold	23,288,210	3,499,473	7,950,767	5,452,664	6,385,306
Realized Price per Pound	3.23	1.81	2.71	3.78	5.39

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

Selected Quarterly Financial Information

The following tables present our un-audited quarterly results of operations for each of the last eight quarters.  This data has been derived from our un-audited consolidated financial statements, which were prepared on the same basis as the annual consolidated financial statements and, in our opinion, include all necessary adjustments, consisting solely of normal recurring adjustments, for the fair presentation of such information.  Those unaudited quarterly results should be read in conjunction with our annual audited consolidated financial statements for the years ended December 31, 2009 and 2008.

Net income (loss) by quarter	(Stated in thousands of US Dollars except per share amounts)
	Q-1	Q-2	Q-3	Q-4
2009
Total Revenue	$6,342	$21,245	$26,210	$34,897
Net income (loss)	(10,652)	(4,400)	(696)	(1,833)
Basic and Diluted Earnings per share	(0. 11)	(0.04)	(0.00)	(0.00)

2008
Total Revenue	$7,737	$11,220	$8,891	$1,330
Net income (loss)	(1,091)	(6,475)	(5,637)	(15,130)
Basic and Diluted Earnings per share	(0. 01)	(0. 09)	(0. 08)	(0.20)

Variations in Financial and Operating Results

As the Company only commenced operations at Mineral Park in June 24, 2003, variances in its quarterly and annual earnings (losses) are affected by sales or production-related factors. Variances by quarter reflect overall corporate activity and are also caused by factors which may not be recurring each quarter, such as charges for stock-based compensation when options are granted, and interest income on fluctuating cash balances. The net losses incurred in 2009 as compared to the net losses for 2008 is a direct effect of the Company’s expansion plans and increased development activity at Mineral Park and a consequence of the accretion of the discount and the payment or accrual of interest to be paid on the Notes issued by the Company in 2007, to finance the construction of Stage 1 of the Phase 4 expansion program at Mineral Park.  Due to the Company having achieved commercial operation in 2009, the Company has recognized increased revenues and significantly higher production at Mineral Park. 2007 and 2008 were construction years and are not indicative of what are expected to be the results of future operations.  Commercial production was not achieved until the second quarter of 2009.  Further, the Company has been modifying the milling circuit throughout start-up year 2009 in order to increase recoveries, thereby further increasing production.  Certain of these modifications will continue into 2010, with the net effect of increased mill throughput, production and revenues not being recognized until later this year.

Financial Position and Liquidity

The Company’s financial condition improved significantly in 2009 as compared to 2008, due in large part to the issuance of equity pursuant to the Short Form Prospectus offerings completed in January, May and September, 2009, and increased production and mining activity at Mineral Park during the year.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

As at December 31, 2009, the Company had working capital of $40.95 million compared to a working capital deficit of $25.35 million at December 31, 2008. The most significant components of the change in working capital were the increase in cash and cash equivalents to $62.19 million from $3.0 million, the increase in receivables to $7.62 million from $0.03 million and the increase in inventories from $8.02 million to $15.3 million at year end.  On the current liabilities side of the equation, Accounts Payable was lower by $18.83 million and the current portion of the equipment loans decreased to $3.22 million from $3.51 million and the Company reclassified $30 million face value of the Notes issued in 2007 as current liability, as at December 31, 2009, for the reasons stated below.  Other components of working capital did not appreciably change in relation to total amounts recorded in the prior period.

During the year ended December 31, 2009, the Company:

1.
Sold on January 29, 2009, to a syndicate of underwriters, 33,349,425 units (each a “Unit”), of which 4,349,925 Units were issued pursuant to the exercise in full of the over-allotment option granted to the underwriters, to raise gross proceeds of Cdn$23.3 million ($19.0 million). Net proceeds from this transaction were Cdn$21.86 million ($17.84 million). Each Unit was comprised of one common share (the “Common Shares”) and one-half of one common share purchase warrant (the “Warrants”). Each Warrant entitles the holder to purchase one additional Common Share of the Company at a price of Cdn$1.00 per share for four years after closing.  Mercator used the net proceeds for continued development and expansion of Mineral Park (in particular, the commissioning of the first stage of the expansion of the milling operations at Mineral Park);

2.
Sold on May 5, 2009, to a syndicate of underwriters, 35,000,000 common shares, of which 4,565,217 common shares were issued pursuant to the exercise in full of the over-allotment option granted to the underwriters, to raise gross proceeds of Cdn$40.25 million ($34.62 million). Net proceeds from this transaction were Cdn$37.53 million ($32.29 million).  Mercator used the net proceeds as follows:

a.	Approximately $8.6 million was applied to pay the June 30, 2009 interest payment on the Mercator Notes; and

b.	Approximately $10.0 million was applied for discharge of accounts payable and the balance was applied for ongoing operating and general working capital requirements; and

3.
Sold on September 17, 2009, to a syndicate of underwriters, 30,961,538 common shares, of which 4,038,461 common shares were issued pursuant to the exercise in full of the over-allotment option granted to the underwriters, to raise gross proceeds of Cdn$80.5 million ($75.85 million). Net proceeds from this transaction were Cdn$77.02 million ($72.57 million).  The Company is in the process of applying the net proceeds of the September offering as follows:

a.	Approximately $50,000,000 will be applied to the second stage of the Phase IV work program described in the December 2006 Report on Mineral Park; and

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

The balance remaining in such amounts as may be determined by management of Mercator, may be applied for discharge of accounts payable and to redeem or purchase a portion of the Mercator Notes and will be applied for ongoing operating and general working capital requirements.

As disclosed in the Financial Statements and in the Company’s Annual Report, pursuant to the terms of the note indenture dated February 15, 2007 (the “Note Indenture”) governing the Company’s 11.5% secured notes (the "Notes") due February 16, 2012, if the earnings of the Company before interest, taxes, depreciation and amortization ("EBITDA") on a consolidated basis in any quarter beginning after March 31, 2009 do not exceed interest expenses under the Notes for that quarter, the Company will be obliged to repay to the holders of the Notes the lesser of its Free Cash Balance (as defined below) and 25% of the outstanding principal of the Notes (currently $120 million), such payment to be made within 60 days of the end of such quarter. The total of all amounts repayable under the EBITDA provision will not exceed 25% of the original total principal of the Notes ($120 million), and the 25% limit will apply on a cumulative basis during the term of the Notes. "Free Cash Balance" is defined in the Note Indenture to mean, at a particular time, the cash and cash equivalents of the Company and its subsidiaries determined on a consolidated basis and in accordance with Canadian generally accepted accounting principles as of the most recently ended financial quarter of the Company.

Subsequent to December 31, 2009, the Company determined that it did not meet the EBITDA threshold under the Note Indenture for the quarter ended December 31, 2009, and has reclassified $30 million of the Notes as a current liability as at December 31, 2009, representing the pre-payment obligation to the noteholders due in respect of that quarter.

Subsequent to the end of the period, on March 31, 2010, the Company announced that it had received and accepted commitments from a syndicate of international banks, for credit facilities aggregating $130 million (the “Credit Facilities”) the proceeds of which, when closed,  will be used to redeem the Company’s outstanding Notes.

The Credit Facilities are comprised of a $100 million term loan with a one year grace and a five year amortization and a $30 million revolving credit facility repayable on the fourth anniversary, subject to an annual extension option at the lenders’ discretion.

The Credit Facilities are subject to completion of loan and security documentation and customary conditions precedent to closing and will be secured by the assets of Mineral Park Inc. and a guarantee provided by the Company’s wholly owned subsidiary Mercator Mineral Park Holdings Ltd.  Closing is anticipated to occur early in the second quarter of 2010.

We believe the cash on hand at December 31, 2009 (including the cash to be generated from increased production and the proceeds from the Credit Facilities) will be sufficient to fund our current development, exploration, construction and operating activities.  The Company intends to use the Credit Facility, when closed, to fund the pre-payment obligation or replace any cash on hand used to fund the pre-payment obligation.

As disclosed above, during the year ended December 31, 2009, the Company received total proceeds, net of share issuance costs of $125.03 million from the completion of equity offerings, issuing an aggregate of 99,310,963 common shares, the exercise 1,025,603 stock options and 3,423,840 warrants,

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

compared to the prior year, when the Company received total proceeds of $1.38 million from the exercise of stock options and warrants.  Additionally, the Company completed the acquisition of all of the shares of Stingray Copper Inc., upon the issuance of 15,138,955 shares and consolidated a further approximately $11.63 million in cash on the acquisition.

The Company’s gross copper sales are dependent on revenues and prevailing market prices for copper and molybdenum.

Monthly average per-pound realized copper prices on the Company’s copper concentrate production since the commencement of production earlier this year to December 31, 2009 have been the following:

2009
September		$2.87	October		$3.07	November		$2.96	December	$3.13
May		$2.269	June		$2.262	July	$	N/A	August	$2.91
January	$	N/A	February	$	N/A	March		$1.756	April	$1.756

In July 2005, the Company negotiated a loan with a commercial bank in the amount of $3,000,000 at 7.5% interest for a term of 60 months, with monthly installments of $60,270 including interest to finance the remainder of the equipment commitment.  Through 2006, the Company entered into equipment financing arrangements for the purchase of additional mining equipment; $1,584,116 at 7.71% interest for a term of 60 months, with monthly installments of $31,897 of principal and interest; $914,622 at 7.50% interest for a term of 60 months, with monthly installments of $18,375 of principal and interest; and $3,056,433 at 7.75% interest for a term of 60 months, with monthly installments of $61,608 of principal and interest, to finance the remainder of the equipment commitment.   The Company entered into equipment financing arrangements for the purchase of additional equipment:  $45,950 at 9.58% interest for a term expiring in April 2009, with monthly installments of $1,474 of principal and interest; and $219,500 at 9.50% interest for a term for a term expiring in January 2010, with monthly installments of $5,513 of principal and interest, to finance the remainder of the equipment commitment.  Through 2007, the Company entered into equipment financing arrangements for the purchase of additional equipment:  $1,700,000 - Term loan bearing interest at a rate of 7.09% per annum, matures in May 1, 2012, payable monthly in installments of $33,731 of principal and interest;  $3,097,995 Term loan bearing interest at a rate of 7.00% per annum, matures in April 13,  2012, payable monthly in installments of $75,000 (months 1-12), $70,000 (months 13-24) and $52,418 (months 25-59) of principal and interest; $529,061 Term loan bearing interest at a rate of 7.34% per annum, matures in July 1, 2012, payable monthly in installments of $10,587 of principal and interest; and $1,034,755 Term loan bearing interest at a rate of 7.34% per annum, matures in September 1, 2012, payable monthly in installments of $20,199 of principal and interest. These loans are collateralized by the loaders, hydraulic shovels haul trucks and other equipment financed.

Additionally, as disclosed above, the Company made $13.8 million in interest payments on the Notes issued by the Company in 2007, the proceeds of which were used to finance the construction of the mill leading to increased production at Mineral Park.   The Company is currently in the process of

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

investigating the refinance of the Notes issued in 2007, the proceeds of which were used to finance the first stage of the Phase 4 expansion program at Mineral Park.

Financial and Other Instruments

The Company has placed the bulk of its cash and cash equivalents in liquid renewable US dollar bank instruments, which provide a fixed rate of interest during the term. When renewing an instrument that has matured, the posted bank rate may be higher or lower than that currently received by the Company, which affects the amount of interest income received.  The Company has no investments in asset backed commercial paper.  Cash on hand at December 31, 2009 was $62.19 million (2008 - $3.0 million).

Property, Plant and Equipment

In 2009 the Company added $57.252 million to Property, Plant and Equipment (2008 - $144.97 million) comprised of $34.5 million in additions to work in progress (2008 - $144.75 million), and $8.53 million in accumulated depreciation and asset disposals (2008 - $2.11 million). The Company has focused its activities on Mineral Park, an operating copper mine in Arizona, conducting heap leach and mining operations. Mining operations at Mineral Park restarted in May, 2004.

Outstanding Share Data

As at December 31, 2009, and March 31, 2010, there were 193,704,778 and 194,820,513 common shares issued and outstanding respectively.  In addition, at December 31, 2009, there were 12,484,750 stock options outstanding with exercise prices ranging between Cdn$0.385 and Cdn$11.10 per share, approximately 59% of which have vested, and 24,761,548 share purchase warrants and agents share purchase warrants outstanding.

Outlook

With the acquisition of Mineral Park in 2003, management began effecting changes in operations that have resulted in increased positive cash flow. The first steps have been completed and the Company has completed the construction of facilities for Stage I to a 25,000 ton-per-day milling operation and approximately 80% of the Stage II to a 50,000 ton-per-day milling operation at Mineral Park, with production averaging 56.4 million pounds of copper, 10.3 million lbs of molybdenum and 0.6 million ounces of silver per year over the first 10 years of operation.   Timing for the completion of the Stage II expansion to a 50,000 ton-per-day milling operation is dependent on the Company’s ability to generate profitability from operations at the new mill at Mineral Park or if necessary, the availability of traditional debt or equity financings.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

Summary of contractual obligations and maturities:

Table of Commitments

Payments due by period
(US000’s)

	2010	2011-2012	2013-2014
Operating lease payments (a)	-	-	-
Contingent royalty payments (b)	-	-	-
Equipment finance payments (c)	3,368	3,743	352
	$3,368	$3,743	$352

a)	Includes existing leases without extensions;
b)
Royalty payments on the Mineral Park operations.  Under the Acquisition Agreement the Company acquired from EMNA the Mineral Park reclamation bond, the Aquifer Protection Bond and general working capital (accounts receivable and prepaid expenses), for a total of $2,753,000. Under the Acquisition Agreement the $2,753,000 will be reimbursed to EMNA by an unsecured NPI in the Mineral Park Mine of 5% per quarter on cumulative revenue less cumulative cash operating expenses, as defined in the agreement.  At December 31, 2009, $1,457,332 has been tendered to EMNA (December 31, 2008 - 2008, $1,434,515) of which $889,180 (2008- $889,180) has been recognized as a mineral property cost and $568,152 has been debited against the NPI liability.

c)
In July 2005, the Company negotiated a loan with a commercial bank in the amount of $3,000,000 at 7.5% interest for a term of 60 months, with monthly installments of $60,270.  In 2006, the Company entered into equipment financing arrangements for the purchase of additional mining equipment; $1,584,116 at 7.71% interest for a term of 60 months, with monthly installments of $31,897 of principal and interest; $914,622 at 7.50% interest for a term of 60 months, with monthly installments of $18,375 of principal and interest; and $3,056,433 at 7.75% interest for a term of 60 months, with monthly installments of $61,608 of principal and interest, to finance the remainder of the equipment commitment, The Company entered into equipment financing arrangements for the purchase of additional equipment:  $45,950 at 9.58% interest for a term expiring in April 2009, with monthly installments of $1,474 of principal and interest; and $219,500 at 9.50% interest for a term for a term expiring in January 2010, with monthly installments of $5,513 of principal and interest, to finance the remainder of the equipment commitment.  Through 2007, the Company entered into equipment financing arrangements for the purchase of additional equipment:  $1,700,000 - Term loan bearing interest at a rate of 7.09% per annum, matures in May 1, 2012, payable monthly in installments of $33,731 of principal and interest;  $3,097,995 Term loan bearing interest at a rate of 7.00% per annum, matures in April 13,  2012, payable monthly in installments of $75,000 (months 1-12), $70,000 (months 13-24) and $52,418 (months 25-59) of principal and interest; $529,061 Term loan bearing interest at a rate of 7.34% per annum, matures in July 1, 2012, payable monthly in installments of $10,587 of principal and interest; and $1,034,755 Term loan bearing interest at a rate of 7.34% per annum, matures in September 1, 2012, payable monthly in installments of $20,199 of principal and interest. These loans are collateralized by the equipment financed.  In 2008, the company entered into two equipment financing arrangements for the purchase of additional equipment totaling $672,500 and $225,740 payable

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

over 60 months in monthly installments of $17,120 of principal and interest. Loans bear interest at 5.46% and 5.19% respectively and mature June, 2013 and August 2013 respectively.

Off Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements other than the net profits interest in the Mineral Park Mine described in note 8 to the Financial Statements.

Related Party Transactions

Related party transactions include:

a)	Directors fees and remuneration to officers

During the year ended December 31, 2009 the Company paid or accrued $0.15 million (December 31, 2008 –$0.23 million) for legal services rendered during the year by a law firm, of which a director of the Company is a partner, and paid $0.13 million (December 31, 2008 –$Nil) in director’s fees to the independent directors.

The above-noted transactions were in the normal course of business and were measured at the exchange value which was the amount of consideration established and agreed to by the related parties.

Fourth Quarter

During the fourth quarter, the Company made the interest payment in the amount of $6.96 million on the Notes issued in 2007.  The interest payment had a significant impact on the Company’s earnings in the fourth quarter.

Including non cash items the Company recorded a net loss during the three months ended December 31, 2009 of $1.83 million, greater than the net loss of $0.7 million for the quarter ended September 30, 2009, on total revenue of $34.90 million, compared with total revenue of $26.21 million, in the quarter ended September 30, 2009.  The net loss increased over the prior quarter due mainly to the increase in the stock based compensation expense, the payment of the interest on the Notes during the quarter, increased expenses for mining and processing and freight smelting and refining charges incurred during the fourth quarter, as a result of increased mining activity during the fourth quarter compared to the third quarter.

Excluding non cash items for stock based compensation expense of $1.19 million ($0.95 million in the three months ended September 30, 2009), accretion expense of ($0.03 million) ($0.04 million in the three months ended September 30, 2009), accretion expense of the long term note discount of $0.68 million ($0.62 million in the three months ended September 30, 2009), and amortization of $2.83 million ($3.12 million in the three months ended September 30, 2009), the Company recorded net income of $2.83 million during the three months ended December 31, 2009, as compared to a net income of $4.04 million in the three months ended September 30, 2009.

Mining and processing expenses at Mineral Park were $20.3 million in the three months ended December 31, 2009 as compared to $13.59 million in the three months ended September 30, 2009.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

Administration costs were $3.61 million in the three months ended December 31, 2009 an increase of $0.58 million from $3.02 million in the three months ended September 30, 2009.

After deducting the non-cash stock option compensation cost amounts described above, of $1.19 million for the fourth quarter of 2009 administration costs increased $0.34 million from the reported amount for the period ended September 30, 2009.

The Company incurred interest expense of $3.51 million in the three months ended December 31, 2009 as compared to $3.51 million in the three months ended September 30, 2009, on the various outstanding equipment loans in place throughout the year and the interest paid on the Notes issued in February 2007.

Interest income increased slightly to $0.55 million in the three months ended December 31, 2009 as compared to $0.08 million in the three months ended September 30, 2009.  Revenues generated by the Company from metals sales and other items generated from the milling operations and the leach pad during the three months ended December 31, 2009 were $34.90 million on the Company’s shipped production of 0.89 million pounds of cathode copper, and concentrate production totaling 5.92 million pounds of copper in concentrate, 0.65 million pounds of molybdenum in concentrate and 0.05 million ounces of silver during the fourth quarter, as compared to revenues of $26.21 million on the Company’s shipped production of 1.12 million  pounds of cathode copper, and concentrate production totaling 6.15 million pounds of copper in concentrates, 0.56 million pounds of molybdenum in concentrates and 0.03 million ounces of silver in the three months ended September 30, 2009.

None of the Company’s production during the recently completed period or subsequent thereto was or has been hedged.

Critical Accounting Estimates

The Company’s significant accounting policies are disclosed in the Financial Statements.  The following is a discussion of the critical accounting policies and estimates which management believes are important for an understanding of the Company’s financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Property Plant and Equipment

The Company’s property, plant and equipment are carried at cost less the accumulated depletion and depreciation.  All related costs of acquisition, exploration and development are capitalized as part of the properties.  Capitalized costs prior to commencement of commercial operation include plant construction and operating costs net of revenues.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

At the beginning of commercial production, net costs were charged to operations primarily on the unit-of-production method by property based upon estimated recoverable reserves.   The Company regularly evaluates the carrying values of its mineral resources using various methods depending on the state of development of the property. Based on future cash flows, if it is determined that the anticipated fair value of mineral properties is less than the carrying value determined based on information and conditions at the date of assessment, a write-down to the estimated fair value is made.

The capitalized cost of mineral resources is being depleted on a unit-of-production basis. This method relies on management’s estimate of the ultimate amount on recoverable reserves, an amount that is dependent on a number of factors including the grade of the ore, capital expenditures, mining, processing and reclamation costs, and the success of exploration activities in identifying additional mineral reserves. Equipment is depreciated or amortized using the straight-line method.

Asset Retirement Obligations

Asset retirement obligations relate to when mining is complete under the current plan of operations, at that time the Company has a legal obligation to remove equipment and other assets from its Mineral Park Mine in Arizona and to perform other site reclamation work. Although the ultimate amount of future site restoration costs to be incurred for existing exploration interests is uncertain, the Company has estimated the fair value of this liability to be $2.51 million (2008 - $2.41 million) at December 31, 2009 based on the expected payments of $3.28 million (2008 - $3.28 million) to be made primarily in 2018, discounted at a rate of 7.5% per annum.

Various laws and regulations for the protection of the environment govern the Company’s activities. These laws and regulations are continually changing and becoming more restrictive and the Company must comply with these changes.  The estimated costs for site clean up and reclamation are done continually as part of the Company’s mining operation and supported by a bank performance bond where required by the environmental laws and regulations.

Accounting for stock-based compensation

The Company accounts for stock option awards granted to employees and directors under the fair value based method. The fair value of the stock options at the date of grant is calculated using a Black-Scholes option pricing model and then amortized over the vesting period, with the offsetting credit to contributed surplus. If the stock options are exercised, the proceeds are credited to share capital. Prior to 2003 the Company had elected to recognize no stock compensation expense for grants to employees and directors where the stock option awards had no cash settlement features and the exercise price was equal to the stock price on the date of grant.

Accrual of Contingent Consideration on Acquisition of Mineral Park

As discussed above, contingent consideration is included in the acquisition of Mineral Park.  Such is payable as a net profits interest based on cumulative positive cash flow of Mineral Park.  As at December 31, 2009, $1,457,332 (2008 - $1,434,515) of the $2,753,000 contingent consideration has been paid to EMNA and an additional $Nil (2008 - $22,816) has been accrued. Of these amounts paid and accrued to December 31, 2009, $889,180 (2008- $889,180) has been recognized as a mineral property cost and in 2007 $568,152 reduced the previously accrued NPI liability.  Additional payments may be required to be

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

made on the NPI during fiscal 2010 if cumulative revenue less cumulative cash operating expenses results in positive cash flow.

Inventories

As described below, costs that are incurred in or benefit the productive process are accumulated as ore on leach pads and in-process inventories. Ore on leach pads and in-process inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on prevailing and long-term metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of ore on leach pads and in-process inventories resulting from net realizable value impairments are reported as a component of Mining and Processing Costs on the Statement of Operations. The current portion of ore on leach pads and in-process inventories consists of amounts expected to be processed within the twelve-month period ending December 31, 2010. Ore on leach pads inventories not expected to be processed within the next 12 months are classified as long-term. The major classifications are as follows:

Ore on Leach Pad

The quantity of material in ore on the leach pad is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blast-hole cuttings determine the estimated amount of copper contained in material delivered to the leach pad. Expected copper recovery rates are determined using small-scale laboratory tests, small and large-scale column testing (which simulates the production-scale process), historical trends and other factors, including mineralogy of the ore and rock type. Estimated amounts of copper contained in the leach pad are reduced as pads are leached, the leach solution is fed to the solvent extraction – electrowinning (SX-EW) process, and copper cathodes are produced. The ultimate recovery of copper contained in leach stockpiles can vary from a very low percentage to over 90 percent depending on several variables, including type of processing, and mineralogy.  As at December 31, 2009 the current ultimate recovery copper has been estimated at 70% (2008 – 70%).

In-process Inventory

In-process pad inventories represent copper ore that is currently in the process of being converted to a saleable product. In-process material is measured based on assays of the copper fed into the process and the projected recoveries.  In-process inventories are valued at the average cost of the copper fed into the process attributable to the source material coming from the stockpiles and/or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities incurred to that point in the process.

In-process cathode inventories represent copper plated to cathode in the tank house that has not yet been harvested.

In-process concentrate inventories represent copper contained in thickeners at the terminus of the milling process  calculated from volume, solids density, and assay grade. Material entrained within the milling circuit or in ore stockpiles that represent less than one month’s feed are not inventoried as there is little probability that any value would be recovered from unprocessed material upon cessation of operations. In-process concentrate inventories are valued at the average cost of the copper fed into the

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

process attributable to the source material coming from the stockpiles and/or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities incurred to that point in the process.

Stripping Costs

The costs of removing overburden and waste materials (“stripping costs”) after production begins are variable production costs that are included in the costs of the inventory during the period that the stripping costs are incurred unless the stripping activity can be shown to be a betterment of the mineral property, in which case stripping costs are capitalized.

Supplies Inventory

Supplies inventory is stated at the lower of average cost and replacement cost.

Accounting Policies Implemented Effective January 1, 2009

Amendments to Section 3862, Financial Instruments – Disclosures

In July, 2009, the CICA approved amendments to section 3862, Financial Instruments – Disclosures. The amendments require additional fair value disclosure for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making fair value assessments, as follows:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e as prices) or indirectly (i.e derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company adopted the requirements of amendments to Section 3862 in its December 31, 2009 consolidated financial statements (note 17).

i.	HB 3064 – Goodwill

Effective January 1, 2009, the Company adopted the new CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre-Operating Period”, was withdrawn. The adoption of this standard did not have any impact on the Company’s consolidated financial statements.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

ii.	HB 1000 – Financial Statement Concepts

Effective January 1, 2009 the Company adopted the new CICA Handbook Section 1000, “Financial Statement Concepts”, which has been amended to focus on the capitalization of costs that meet the definition of an asset and de-emphasizes the matching principle. The adoption of this standard did not have any impact on the Company’s consolidated financial statements.

Recently Released Canadian Accounting Standards

The following new CICA accounting standard has been issued by the CICA but not yet adopted by the Company. This standard will become effective for the Company on January 1, 2010. The Company is currently assessing the impact of this new accounting standard along with the impact the adoption of International Financial Reporting Standards will have on its consolidated financial statements.

Business Combinations – Section 1582

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non Controlling Interests.  Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements.  Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non controlling interests in consolidated financial statements subsequent to a business combination.  These standards are effective January 1, 2011.  Early adoption of the Sections is permitted.  If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

Effective January 1, 2008, the Company adopted the CICA guidelines of Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation.

These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, and market risk. The quantitative disclosures must provide information about the extent to which the company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

(i)	Financial Assets and Liabilities

Financial instruments include cash and cash equivalents, marketable securities, accounts receivable, environmental and land reclamation bonds, accounts payable and accrued liabilities, equipment loans, notes payable and net proceeds interest liability.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

Cash and cash equivalents, marketable securities, environmental and land reclamation bonds are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Interest income and expense are both recorded in income.

Accounts payable and accrued liabilities and net proceeds interest have been classified as other financial liabilities.

Equipment loans and notes payable are classified as held-to-maturity and are measured at amortized costs.

The fair values of cash and cash equivalents, receivables, accounts payable and accrued liabilities, approximate carrying value because of the short term nature of these instruments.  The fair value for the equipment loans and net proceeds interest approximates new book value using current rates of interest. Based on market prices, the fair value of the secured notes payable on December 31, 2009 was $123.60 million (2008 –$60.60 million). Based on market prices the fair value of the marketable securities on December 31, 2009 was determined to be $0.38 million (2008 - $0.19 million) and thus there was an unrealized gain on marketable securities recognized on the Consolidated Statements of Operations and Comprehensive Loss and Deficit of $0.11 million (2008 - $0.33 million loss). Other than previously mentioned there are no other differences between the carrying values and the fair values of any financial assets or liabilities.

(ii)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company is primarily exposed to credit risk on its bank accounts. Credit risk exposure is limited through maintaining its cash and equivalents with high-credit quality financial institutions. The Company operates in the United States, and the majority of the Company’s expenses and sources of cash are denominated in US dollars. As at December 31, 2009 the balance of receivables was minimal and thus exposure at that date to credit risk was minimal.

Liquidity Risk

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

The Company incurred a net loss of $17.58 million for the year ended December 31, 2009, and as at December 31, 2009, had an accumulated deficit of $56.11 and had working capital of $40.95 million.

Mercator anticipates incurring substantial expenditures to further its capital development programs, particularly those related to the completion of the second stage of the expansion of the concentrator mill facility at Mineral Park to 50,000 tons per day.  Mercator’s cash flow from operating activities and cash on hand may not be sufficient to satisfy its obligations as they come due and meet the requirements of its capital investment programs and covenants on the Mercator Notes. The continued existence of Mercator is dependent upon its ability to generate profit from the concentrator mill facility at Mineral Park and to meet its obligations as they become due.

The Company intends to finance the future payments required for its capital projects and continued operations from a combination of traditional debt and equity markets and cash flow from operations. Accordingly, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all, at that future date.

Prudent management of liquidity risk requires the regular review of existing and future covenants to meet expected expenditures and possible contingencies.  The Company believes that profits generated from the new mill at its Mineral Park Mine and external financing will be sufficient to meet its financial obligations and remain compliant on its existing equipment loans (Note 12) and with covenants on the Notes (Note 11).

Further discussion on liquidity risk is included in Note 1.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk, and commodity price risk.

Foreign Currency Risk - The Company’s operations in Canada and the United States make it subject to foreign currency fluctuations. The Company’s operating expenses are incurred in United States dollars (“US dollars”) and Canadian dollars, and the fluctuation of the US dollar in relation to these currencies will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company’s mineral leaching, electro-winning, and transportation costs as well as a majority of other operating and administration costs are primarily incurred in US dollars while some administration and most share issuance costs are denominated in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Financial assets and liabilities denominated in Canadian dollars are as follows:

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

	December 31, 2009		December 31, 2008
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets

Held for Trading
Cash and cash equivalents	$15,518	$15,518	$33	$33
Accounts receivable and other	$298	$298	$-	$-
Investment	$299	$299	$130	$130

Financial Liabilities
Accounts payable and accrued liabilities	$430	$430	$125	$125

Of the financial assets listed above, $15,517,623 (2008 - $33,146) represents cash held in Canadian dollars. The remaining cash is held in United States dollars.

As at December 31, 2009, with other variables unchanged, a +/- 10% change in the US dollar against the Canadian dollar would (increase/decrease) the loss for the year by approximately +/- $1,427,000.

Interest Rate Risk - In respect of financial assets, the Company’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates affect the value of cash equivalents. In respect of financial liabilities, the secured notes are not subject to interest rate risk given the fixed rate of 11.5% per annum. The various credit facilities, as disclosed in Note 11, are similar and not subject to interest rate risk given the fixed rate of interest on each credit facility.  The fair value of fixed-rate debt fluctuates with changes in market interest rates, but unless the Company makes a prepayment, the cash flows on interest bearing debt denominated in US dollars do not fluctuate.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted.   Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS no later than in the first quarter of 2011, with restatement of comparative information presented.  The conversion to IFRS from Canadian GAAP may materially affect the Company’s reported financial position and results of operations and will affect the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures.  The transition may also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.  The Company is currently evaluating the impact of the transition to IFRS on its financial reporting, systems and business activities and ensuring the appropriate personnel resources and training are in place to ensure an efficient transition.

Subsequent Events

Subsequent to December 31, 2009, the Company accepted commitments from a group of lenders for credit facilities totaling $130 million. The facilities are Subsequent to December 31, 2009, the

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

Company accepted commitments from a group of lenders for credit facilities totaling $130 million. The facilities are comprised of a $100 million term loan with a one year grace and a five year amortization and a $30 million revolving credit facility repayable on the fourth anniversary, subject to an annual extension option at the lenders’ discretion and will be secured by the assets of Mineral Park Inc., a guarantee provided by Mineral Park Holdings Ltd. and subject to completion of loan and security documentation and customary conditions precedent to closing.  Upon closing the proceeds will be used to redeem the Notes (note 11).

Subsequent to December 31, 2009 the Company issued 980,768 shares as a result of 796,250 agent warrants being exercised at CDN$1.15 and 184,518 options with exercise prices ranging from CDN$0.385 to CDN$2.15. In addition another 134,967 shares were issued to directors, officers and employees by way of a cashless stock option exercise. In conjunction with the exercise of these options using the cashless option provisions 140,033 were cancelled.

Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported accurately and on a timely basis.

Changes in Internal Control over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the Company's year ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that the Company’s disclosure controls and procedures and internal controls and procedures, are designed to provide reasonable assurance of achieving their objectives and the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures and internal controls and procedures are effective at the reasonable assurance level. However, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

Risk Factors

The Company’s securities are subject to the following risks. If any of the risks occur, the Company’s business, operating results and financial condition could be materially adversely affected, the trading price of the Common Shares could decline and all or part of any investment may be lost.  Additional risks and uncertainties not currently known to the Company, or that are currently deemed immaterial, may also materially and adversely affect the Company’s business operations.

Exploration activities are subject to geologic uncertainty and inherent variability.

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

Mineral Reserves and Mineral Resources

The mineral reserve and mineral resource figures disclosed in the Company’s disclosure documents and filed with the applicable securities commissions are estimates included in reliance, in part, upon the authority of experts, but no assurance can be given that the mined ore will contain the estimated quantities of minerals or that the indicated level of recovery of metals will be realized. Market price fluctuations of copper, molybdenum, silver and other metals, as well as increased production costs (including costs of power) or reduced recovery rates, may render mineral resources containing relatively low grades of mineralization uneconomic. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

These reserve and resource estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable.  The Company cannot assure investors that:

●	the estimates will be accurate;
●	reserve, resource or other mineralization estimates will be accurate; or
●	this mineralization can be mined or processed profitably.

Any material change in quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the Mineral Park Mine or any other operation that Company may operate in the future. In addition, there can be no assurance that copper recoveries or other metal recoveries or the grades of concentrates produced in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production. Management cannot guarantee that anticipated recoveries will be realized.

Fluctuation in copper and other base or precious metals prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed, recovery rates and

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

concentrate quality may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves at a marketable quality, or at all, could have a material adverse effect on the Company’s results of operations and financial condition.

The mineral reserve and resource estimates contained in public filings of the Company have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in market prices for gold and silver may render portions of the mineralization, reserve and resource estimates uneconomic and result in reduced reported mineralization or adversely affect the commercial viability of the Mineral Park Mine and other projects.  Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on its results of operations or financial condition.

Influence of Metal Prices

The Company’s future revenues, if any, will be derived from mining and subsequent sale of copper, molybdenum and other metals. The value and price of the Company's Shares, the Company's financial results, and the Company’s exploration, development and mining activities may be significantly adversely affected by further declines in the price of copper, molybdenum and other metals.  The price of these metals has fluctuated widely in recent years and is affected by numerous factors beyond the Company’s control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (especially the US dollar relative to other currencies), interest rates, global and regional consumption patterns, speculative activities, market fluctuations in pricing and demand, the proximity and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of minerals, environmental protection regulations, increased production due to new mine developments, improved mining and production methods and the political and economic conditions of copper-producing countries throughout the world. The effect of these factors on the price of metals that may be produced from the Company's properties, and, ultimately, the economic viability of the Company's properties, cannot be predicted accurately.

The price of copper, molybdenum and other metals has fluctuated widely in recent years, and future significant price declines could cause continued development of, and commercial production from the Company's properties to be impracticable. Depending on the price of copper, molybdenum and other metals, cash flow from mining operations may not be sufficient and the Company could be forced to discontinue production and may lose its interest in, or may be forced to sell, some or all of its properties. Future production from the Company's mining properties is dependent on applicable mineral prices being sufficient to make mineral extraction from these properties economic.

Mineral reserve calculations and life-of-mine plans using significantly lower copper, molybdenum and other metal prices could result in material write-downs of the Company's investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Company's reserve estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Potential Profitability Depends Upon Factors Beyond the Control of the Company

The potential profitability of mineral properties is dependent upon many factors beyond the Company’s control. For instance, world prices of and markets for non-precious and precious metals and minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of metals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs.  Such costs will fluctuate in ways the Company cannot predict and are beyond the Company’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Company.

Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects

Until the recent events in the global financial markets, increases in the prices of labour and materials, to some extent caused by an increase in commodity prices, including the prices of the metals being mined by the industry, led to significantly increased capital and operating costs for mining projects. Increasing costs are a factor that must be built in to the economic model for any mining project.  Significant operating cost increases as experienced by the industry in recent years prior to the recent financial crisis had the effect of reducing profit margins for some mining projects.  Such increases in both operating and capital costs need to be factored into economic assessments of existing and proposed mining projects and may increase the financing requirements for such projects or render such projects uneconomic.

Operating Hazards and Risks

Mineral exploration, development and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These hazards include unusual or unexpected formations, formation pressures, fires, power outages, availability of adequate power and water supplies, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour.

Operations in which the Company has a direct or indirect interest are subject to all the hazards and risks normally incidental to exploration, development and production of copper, silver and other metals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage.  Although the Company maintains liability insurance in an amount which it considers adequate, the

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

nature of these risks is such that liabilities could exceed policy limits, in which event the Company could incur significant costs that could have a materially adverse effect on its financial condition.

Funding to Develop Mineral Properties and to Complete Exploration Programs

The Company has limited financial resources.  It had a working capital of approximately $40.95 million at December 31, 2009 and had cash and cash equivalents of $62.19 million at that date.  The Company intends to fund its operations from working capital and revenue from production at the Mineral Park Mine, to the extent practical.   Its ability to continue future exploration and development activities, if any, will depend in part on its ability to generate material revenues from production at the Mineral Park Mine or to obtain additional external financing.  The sources of external financing that the Company could use for these purposes might include public or private offerings of equity and debt.  In addition, the Company could enter into one or more strategic alliances or joint ventures, or could decide to sell certain property interests, and it might utilize a combination of these sources.   External financing may not be available on acceptable terms, or at all.  As disclosed above under “Financial Position and Liquidity”, the Company announced that it had received and accepted commitments from a syndicate of international banks, for credit facilities aggregating $130 million the proceeds of which, when closed, will be used to redeem the Company’s outstanding Notes.  However, the Credit Facilities are subject to completion of loan and security documentation and customary conditions precedent to closing and will be secured by the assets of Mineral Park Inc. and a guarantee provided by the Company’s wholly owned subsidiary Mercator Mineral Park Holdings Ltd.  Closing is anticipated to occur early in the second quarter of 2010. There can be no assurance that the Company will be able to secure the Credit Facilities by the anticipated closing date.

If the Company is unable to generate sufficient funds from its operations and is also unable to secure external financing to continue exploration and development, it may have to postpone the development of, or sell, its properties.

There can be no assurance that the Company will reach or maintain commercial production on any of its projects or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all.  Failure to meet its obligations on a timely basis could result in the loss or substantial dilution of its property interests.  In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those included in this document.

Current Conditions Relating to Construction Completion

The completion of the construction of the 50,000 ton per day concentrator mill facility at Mineral Park still requires significant funds. The prices of copper and molybdenum have been volatile recently, declining from their recent highs.  If such prices were to decline or costs of operations increase, the Company may not have sufficient funds from operations (when combined with current working capital) to complete the construction.  This may require the Company to seek additional financing.  There can be no assurance that the Company will be able to obtain such financing on favourable terms, if at all.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

General Economic Conditions

The recent unprecedented events in global financial markets have had a profound effect on the global economy.  Many industries, including the mining industry, are affected by these market conditions. Some of the key effects of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.  Specifically:

●	the global credit/liquidity crisis could affect the cost and availability of financing and our overall liquidity;
●	the volatility of copper, molybdenum and other metal prices affects our revenues, profits and cash flow;
●	volatile energy prices, commodity and consumables prices and currency exchange rates affect our production costs; and
●	the devaluation and volatility of global stock markets affects the valuation of our equity securities.

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Recent market events and conditions.

In 2007, 2008 and into 2009, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities.  These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence.  These conditions continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.  In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

These unprecedented disruptions in the credit and financial markets have had a significant material adverse effect on a number of financial institutions and have limited access to capital and credit for many companies.  These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

Existing Security Interests and Contractual Obligations

Pursuant to the terms of the note indenture dated February 15, 2007 governing the Company’s 11.5% secured notes (the "Notes") due February 16, 2012, if the earnings of the Company before interest, taxes, depreciation and amortization ("EBITDA") on a consolidated basis in any quarter beginning after March 31, 2009 does not exceed interest expenses under the Notes for that quarter, the Company will be obliged to repay to the holders of the Notes the lesser of its Free Cash Balance (as defined below) and 25% of the outstanding principal of the Notes (currently $120 million), such payment to be made within 60 days of the end of such quarter. The total of all amounts repayable under the EBITDA provision will not exceed 25% of the original total principal of the Notes ($120 million), and the 25% limit will apply on a cumulative basis during the term of the Notes. "Free Cash Balance" is defined in the Note Indenture to mean, at a particular time, the cash and cash equivalents of the Company and its subsidiaries determined on a consolidated basis and in accordance with Canadian generally accepted accounting principles as of the most recently ended financial quarter of the Company.  Subsequent to December 31, 2009, the Company determined that it did not meet the EBITDA threshold under the Note Indenture for the quarter ended December 31, 2009, and has reclassified $30 million of the Notes as a current liability as at December 31, 2009, representing the pre-payment obligation to the noteholders due in respect of that quarter.  The failure to meet the pre-payment obligation could result in a default under the Note Indenture.

In addition, the Company and its subsidiaries have granted certain security on their assets in favour of the holders of the Notes and Silver Wheaton’s affiliate to secure repayment obligations to them.  If the Company or its subsidiaries default on such repayment obligations, the secured parties may take enforcement actions to realize on such security which could have material adverse affects on the Company and its subsidiaries.  The Company’s Shares rank junior to existing (including the Notes) and future secured and unsecured indebtedness of the Company.  In the event of the liquidation of the Company, the assets of the Company would be used first to repay secured and unsecured indebtedness of the Company, prior to being distributed to the holders of the Company’s Shares.

Further, pursuant to the terms of the Silver Purchase Agreement, upon the occurrence of certain events of default by the Company (other than with respect to failure to achieve minimum target rates), Silver Wheaton's affiliate will have the right to demand repayment of the remaining balance (determined in accordance with the terms of the Silver Purchase Agreement) of the up-front $42 million cash deposit made to Mercator Barbados on the closing of the Silver Purchase Agreement.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that costs may continue to increase with corporate governance related requirements, including, without limitation, requirements under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

Filings, Multilateral Instrument 52-10 – Audit Committees and National Instrument 58-101 – Disclosure of Corporate Governance Practices.
The Company also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.

The Company has one property in production, and one other property in the development stage. There can be no assurance that the mineral resources on such properties can be commercially mined or that the metallurgical processing will produce economically viable saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

Although the Company’s activities are primarily directed towards mining operations and the development of mineral deposits, its activities may also include, without limitation, the exploration for and development of mineral deposits. There is no certainty that the expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries of an economically viable mineral deposit.

The Company Will Require other Mineral Reserves in the Future

Because mines have limited lives based on proven and probable mineral reserves, the Company will have to continually replace and expand its mineral reserves as the Mineral Park Mine produces copper and other base or precious metals. The Company's ability to maintain or increase its annual production of copper and other base or precious metals will be dependent almost entirely on its ability to bring new mines into production.

Once Stage II the new mill is commissioned, the Mineral Park Mine will have an estimated mine life of 25 years.   The Company is undertaking exploration at the Mineral Park Mine but there is no assurance that further exploration at the Mineral Park Mine will result in a material increase to mineral reserves or resources.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

Securities of the Company

The Company plans to focus on the expansion of the Mineral Park Mine and will require additional financing to achieve such expansion. Any other properties that the Company may acquire an interest in will also require additional funds and it is likely that, to obtain the necessary funds, the Company will have to sell additional securities including, but not limited to, its common stock or some form of convertible securities, the effect of which would result in a substantial dilution of the present equity interests of the Company’s shareholders.

The Company’s Share Price is Volatile

The market price of a publicly traded stock, especially a resource issuer like the Company is affected by many variables not directly related to the Company’s exploration results, including the market for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, including the Company, have, experienced wide fluctuations in price, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in the Company's common share price will not occur.

The effect of these and other factors on the market price of the common shares on the Toronto Stock Exchange suggests the Company’s shares will continue to be volatile. The price of the Company’s shares has ranged between approximately Cdn$0.15 and Cdn$12.94 the since the acquisition of the Mineral Park Mine.

Limited History of Earnings

The Company has incurred several years of losses however, with some years having proven profitable. There can be little assurance that the Company will again become or continue to be profitable.  The Company has not paid dividends in the past and has no plans to pay dividends for some time in the future. The Company’s future dividend policy will be determined by its directors.

The Company has a Limited History of Operations

Although the Company’s management and operating staff have a history of developing and operating mines, there is no assurance that the Company as a relatively new operator will continue to produce revenue, operate profitably or provide a return on investment in the future.

The Company Currently Depends on a Single Property — the Mineral Park Mine

The Company's only currently producing project is the Mineral Park Mine. As a result, unless the Company develops additional properties or projects, the Company will be solely dependent upon the operation of the Mineral Park Mine for its revenue and profits, if any.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

Title Matters

The mineral resources and mineral reserves on the Mineral Park Mine are all located on patented ground and on the acquisition of Mineral Park the Company obtained a title report confirming that Mineral Park had title insurance for the land comprising the Mineral Park Mine.  The Company has obtained title insurance for the fee and patented claims, and has obtained a current title report for the unpatented claims, however, the validity of unpatented mining claims, which constitute part of the undeveloped property holdings of the Company is often uncertain and may be contested by governmental and third parties.

Regardless of the foregoing, there is no guarantee of title to any of the Company’s properties. The Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  The Company has not surveyed the boundaries of any of its properties other than the Mineral Park Mine property and, consequently, the boundaries of the properties may be disputed.

Mercator’s title to its Mexican mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.

Mercator’s properties consist of various mining concessions in Mexico.  Under the Mexican law, the concessions may be subject to prior unregistered agreements or transfers, which may affect the validity of Mercator’s ownership of such concessions.

A claim by a third party asserting prior unregistered agreements or transfer on any of Mercator’s mineral properties, especially where commercially viable Mineral Reserves have been located, could adversely result in Mercator losing commercially viable Mineral Reserves.  Even if a claim is unsuccessful, it may potentially affect Mercator’s current operations due to the high costs of defending against such claims and its impact on senior management's time.  If Mercator loses a commercially viable Mineral Reserve, such a loss could lower Mercator’s revenues or cause it to cease operations if this Mineral Reserve represented all or a significant portion of Mercator’s operations at the time of the loss.

Mercator’s El Pilar project is located in Mexico.  As with many foreign projects, projects in Mexico may experience difficulties with changes in political conditions and regulations, currency exchange, in obtaining financing, finding and hiring qualified people or obtaining all necessary services.

Mexico has in the past been subject to political instability, changes and uncertainties, which, if they were to arise again, could cause changes to existing governmental regulations affecting mineral exploration and mining activities.  Mercator’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to Mercator’s activities or maintaining its properties.  In addition, recent increases in kidnapping and violent drug related criminal activity in Mexico, and in particular Mexican States bordering the United States, may adversely affect Mercator’s ability to carry on business safely.

The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso. Fluctuations in foreign exchange rates

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

for the United States dollar and Mexican peso versus the Canadian dollar could lead to increased costs reported in Canadian dollars or foreign exchange losses in respect to United States dollar or Mexican peso working capital balances held by Mercator.  There can be no assurance that foreign exchange fluctuations will not materially adversely affect Mercator’s financial performance and results of operations.

It may be difficult for Mercator to obtain necessary financing for its planned exploration or development activities because of their location in Mexico.  Also, it may be difficult to find and hire qualified people in the mining industry who are situated in Mexico or to obtain all of the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates.  If qualified people and services or expertise cannot be obtained in Mexico, Mercator may need to seek and obtain those services from people located outside of Mexico which will require work permits and compliance with applicable laws and could result in delays and higher costs to Mercator to conduct its operations in Mexico.

The occurrence of the various foregoing factors and uncertainties cannot be accurately predicted and could have an adverse effect on Mercator’s operations or future profitability.

Permits, Licenses and Approvals

The Company’s operations require licenses, permits and approvals from various governmental authorities. The Company believes it presently holds all necessary licenses, permits and approvals to carry on the activities which it is currently conducting, and that it is presently complying in all material respects with the terms of such licenses, permits and approvals.  There can be no guarantee, however, that the Company will be able to obtain and maintain, at all times, all necessary licenses, permits and approvals required to place its properties into commercial production and to operate mining facilities thereon or to allow for the expansion of the Mineral Park Mine In the event of commercial production the cost of compliance with changes in governmental regulations or the inability to obtain necessary approvals has the potential to reduce the profitability of operations or preclude the economic development of the property.

A number of approvals, licenses and permits are required for various aspects of a mine’s development in Mexico.  The most significant permits for the development of the El Pilar Property, other than MIA approval, are water rights concessions, or permits to extract water, issued by the National Water Commission (Comisión Nacional del Agua), and a permit for consumption, use and storage of explosives, or blasting permit, issued by the Mexican National Defence Secretariat (Secretaría de la Defensa Nacional).

While Mercator expects to obtain these permits in due course, failure to obtain the necessary permits would adversely affect progress of Mercator’s operations and would delay the beginning of commercial operations.

Compliance with Environmental and Government Regulation

The Company’s operations require permits from various foreign, federal, state, provincial and local governmental authorities and may be governed by laws and regulations governing prospecting, development, mining production, exports, taxes, labour standards, occupational health, waste disposal,

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

toxic substances, land use, environmental protection, mine safety and other matters. Mining operations are also subject to federal, provincial and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Companies engaged in the development and operation of mines and related facilities generally experience increased costs as a result of the need to comply with applicable laws, regulations and permits.  Permits and studies may be necessary prior to operation of the exploration properties in which the Company has an interest and there can be no guarantee that it will be able to obtain or maintain all necessary permits that may be required to commence construction or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damages, which it may not insure against.

To the best of the Company’s knowledge, it is in compliance with all material current laws and regulations that currently apply to its activities. There can be no assurance, however, that all permits which it may require for its future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project, which it might undertake. To the extent such approvals are required and are not obtained, the Company may be delayed or prohibited from proceeding with planned exploration or development or expansion of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Violators may be required to compensate those suffering loss or damage by reason of their mining activities and may be fined if convicted of an offence under such legislation.

Amendments to current laws, regulations, and permits governing operations and activities of mining companies or more stringent implementation thereof could require increases in capital expenditures, production costs, reduction in levels of production of future mining operations, or require delays in the development or abandonment of new mining properties.

The Company’s mining operations may be subject to foreign, federal, state, provincial and local laws and regulations governing the protection of the environment, including laws and regulations relating to air and water quality, mine reclamation, waste disposal, and the protection of endangered or threatened species. The Company’s mining activities may be subject to foreign, federal, state, provincial and local laws and regulations for protection of surface and ground water.

If the Company undertakes new mining activities in other jurisdictions, or significantly expands its existing mining operations, it may be required to obtain preconstruction environmental and land use review and to comply with permitting, control and mitigation requirements of the jurisdiction in which such operations are to be located.  Compliance with new requirements could impose costs on the Company in the future, the materiality of which cannot reasonably be predicted at this time.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the securities of the Company.

The Company Does Not Insure Against All Risks

The Company's insurance will not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Environmental Risks

The Company is not insured against most environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry.  The Company periodically evaluates the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem it might be required to enter into interim compliance measures pending completion of the required remedy.

The operation at the Mineral Park Mine must meet specific legislative requirements in respect of addressing reclamation obligations, emergency plans for hazardous substance spills and a risk management plan for clean air hazards. Mineral Park received approval of its reclamation plan in August 1997 and annual reports on the status of the property must be submitted. Reclamation requirements aim to minimize long-term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish, to some degree, pre-disturbance landforms and vegetation.

Foreign Countries and Regulatory Requirements

The Company has properties located in and outside the United States, Canada and Mexico, where mineral exploration activities may be affected by varying degrees of political instability and haphazard changes in government regulations such as tax laws, business laws and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, and mine safety.

Government Regulation may Adversely Affect the Company

The Company’s mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital -expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of any new mining properties.

Currency Fluctuations

The Company maintains its accounts in Canadian and US dollars. The Company’s operations in the United States of America make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company does not engage in currency hedging activities.

Competition

Competition in the mineral exploration business is intense and could adversely affect Company’s ability to suitably develop its properties.  The Company competes with many other companies possessing greater financial resources and technical facilities than it. The Company competes with numerous individuals and companies, including many major mining companies, which have substantially greater technical, financial and operational resources and staffs.  Accordingly, there is a high degree of competition for desirable mining leases, suitable prospects for drilling operations and necessary mining equipment, as well as for access to funds. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

Effecting Service of Process on the Company's Directors

Since certain of the Company's directors live outside of Canada, it may not be possible to effect service of process on them and since all or a substantial portion of their assets are located outside Canada, there may be difficulties in enforcing judgments against them obtained in Canadian courts. Similarly, essentially all of the Company's assets are located outside Canada and there may be difficulties in enforcing judgments obtained in Canadian courts.

Acquisitions

The Company undertakes evaluations of opportunities to acquire additional mining assets and businesses. Any acquisitions may be significant in size, may change the scale of the Company's

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

business, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully.  Any acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price; the quality of the mineral deposit proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Company's ongoing business; the inability of management to maximize the Company’s financial and strategic position through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel, and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Company may need additional capital to finance an acquisition.  Debt financing related to any acquisition will expose the Company to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions. The Company's level of indebtedness could have important consequences for its operations, including:

●
The Company may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities;

●	The Company's debt level may make it vulnerable to economic downturns and adverse developments in the Company's businesses and markets; and

●	The Company's debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

The Company expects to obtain the funds to pay its expenses and to pay principal and interest on its debt by utilizing cash flow from operations. The Company's ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors. The Company will not be able to control many of these factors, such as economic conditions in the markets in which it operates. The Company cannot be certain that future cash flow from operations will be sufficient to allow it to pay principal and interest on the Company's debt and meet its other obligations. If cash flow from operations is insufficient or if there is a contravention of its debt covenants, the Company may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. The Company's cannot be certain that it will be able to do so on commercially reasonable terms, if at all.

Conflicts of Interest

Certain of the Company’s directors and officers are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of the Company. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the Company’s interests.  Directors and officers of the Company, with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2009

Dependence on Key Management Employees

The nature of the Company’s business, its ability to continue its exploration and development activities and to thereby develop a competitive edge in the marketplace depends, in large part, on the Company’s ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain the services of such personnel. The Company’s development, now and in the future, will depend on the efforts of its key management figures, such as Michael L. Surratt, its President and CEO, Raymond R. Lee, its CFO, Gary Simmerman, its VP Engineering and Marc S. LeBlanc, its VP Corporate Development and Corporate Secretary.  The loss of any or all of these individuals could have a material adverse effect on the Company. The Company does not currently maintain key-man life insurance on any of its key management employees.

The Company's ability to manage its operations, exploration and development activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical and unskilled workforce. The international mining industry is very active and the Company is facing intense increased competition for personnel in all disciplines and areas of operation, and there can be no assurance that it will be able to retain current personnel and attract and retain new personnel. Many companies which the Company competes with for personnel have substantially more resources, multiple mines and longer operating histories than the Company.

Forward-Looking Statements

Certain statements contained in this MD&A, including statements regarding the anticipated development and expansion of the Company's business, the intent, belief or current expectations of the Company, its directors or its officers, primarily with respect to the future operating performance of the Company and the products it expects to offer and other statements contained herein regarding matters that are not historical facts, are "forward-looking" statements. Future filings with the applicable Securities Commissions, future press releases and future oral or written statements made by or with the approval of the Company, which are not statements of historical fact, may contain forward-looking statements. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.

Additional Information
Additional information relating to the Company is available on SEDAR at www.sedar.com.